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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NCO PORTFOLIO MANAGEMENT, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

62885J108

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

AMENDMENT NO. 1 TO SCHEDULE 13G
SIGNATURE
EX-1 Joint Filing Agreement

13G
CUSIP No. 62885J108

1.	Name of Reporting Person: Royal Capital Management, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 899,800

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 899,800

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 899,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.6%**

12.	Type of Reporting Person: CO

**SEE ITEM 4(b).

13G
CUSIP No. 62885J108

1.	Name of Reporting Person: Robert W. Medway		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 899,800

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 899,800

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 899,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.6%**

12.	Type of Reporting Person: IN

**SEE ITEM 4(b).

13G
CUSIP No. 62885J108

1.	Name of Reporting Person: Yale M. Fergang		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 899,800

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 899,800

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 899,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.6%**

12.	Type of Reporting Person: IN

**SEE ITEM 4(b).

AMENDMENT NO. 1 TO SCHEDULE 13G

     This Schedule 13G (the “Schedule 13G”), relating to shares of common stock of NCO Portfolio Management, Inc., a Delaware corporation (the “Issuer”), is being filed with the Securities and Exchange Commission (the “Commission”) as an amendment to Schedule 13G filed with the Commission on August 27, 2002. This Schedule 13G is being filed on behalf of Royal Capital Management, L.L.C., a Delaware limited liability company (“Royal Management”), Mr. Robert W. Medway and Mr. Yale M. Fergang, the principals of Royal Management.

     This Schedule 13G relates to shares of Common Stock of the Issuer: (1) purchased by Royal Management for the accounts of (i) Royal Capital Value Fund, L.P. (“Royal Fund”), (ii) Royal Capital Value Fund (QP), L.P. (“Royal Qualified”), both Delaware limited partnerships, and (iii) RoyalCap Value Fund, Ltd., a Cayman Islands Exempted Company (“Royal Offshore”), Royal Management acts as investment manager to Royal Fund, Royal Qualified and Royal Offshore; and (2) purchased by Royal Management for its separate managed account maintained by Bear, Stearns Securities Corp.

Item 1(a)	Name of Issuer.

NCO Portfolio Management, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

1705 Whitehead Road Baltimore, Maryland 21207-4004

Item 2(a)	Name of Person Filing.

Royal Capital Management, L.L.C. (“Royal Management”), Messrs. Robert W. Medway and Yale M. Fergang.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

575 Lexington Avenue, 4th Floor New York, New York 10022

Item 2(c)	Citizenship or Place of Organization.

Royal Management is a limited liability company organized under the laws of the State of Delaware. Robert W. Medway and Yale M. Fergang are the principals of Royal Management and are United States citizens.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $.01 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

62885J108

Item 3	Reporting Person.

Inapplicable.

Item 4	Ownership.

(a)	Royal Management, and Messrs. Medway and Fergang are the beneficial owners of 899,800 shares of Common Stock.

(b)	Royal Management, and Messrs. Medway and Fergang are the beneficial owners of 6.6% of the outstanding shares of Common Stock. This percentage is determined by dividing 899,800 by 13,576,519, the number of shares of Common Stock issued and outstanding as of November 14, 2003, as reported in the Issuer’s quarterly report on Form 10-Q filed November 14, 2003.

(c)	Royal Management, and Messrs. Medway and Fergang have the sole power to vote and dispose of the 899,800 shares of Common Stock beneficially owned by them. As the principals of Royal Management, Messrs. Yale and Fergang may direct the vote and disposition of the 899,800 shares of Common Stock beneficially owned by Royal Management.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement dated January 27, 2004, between Royal Management, Mr. Robert W. Medway and Mr. Yale M. Fergang.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: January 27, 2004

ROYAL CAPITAL MANAGEMENT, L.L.C

By:	/s/ YALE M. FERGANG

Name:	Yale M. Fergang

Title:	Managing Member

/s/ ROBERT W. MEDWAY
ROBERT W. MEDWAY

/s/ YALE M. FERGANG
YALE M. FERGANG